[redacted]

PE 8/12/2014 CFIT

Act: 1934
Section: 12
Rule:
Public Availability: 8/13/2014

14008155

NO ACT

August 13, 2014

Received SEC

AUG 13 2014

Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: FSP Galleria North Corp. Liquidating Trust
Incoming letter dated August 12, 2014

Based on the facts presented, the Division will not recommend enforcement action to the Commission if the Liquidating Trust, in reliance on your opinion of counsel that the Liquidating Trust is not an issuer of "equity securities" within the meaning of Section 12(g) of the Exchange Act, operates as described in your letter without compliance with the registration and reporting requirements of the Exchange Act. Capitalized terms used in this response have the same meaning as defined in your letter.

In arriving at this position, we note that:

- the Company's shareholders approved the sale of the Company's assets and a dissolution and liquidation of the Company;
- prior to its dissolution, the Company was current in its reporting obligations under the Exchange Act;
- the Company filed a Certificate of Dissolution with the State of Delaware that became effective on June 20, 2014;
- the beneficial interests in the Liquidating Trust are not transferable or assignable except by will, intestate succession, or operation of law;
- the beneficial interests in the Liquidating Trust are not and will not be represented by certificates;
- the purpose of the Liquidating Trust is to liquidate and distribute the assets transferred to it;
- the Liquidating Trust will terminate upon the earlier of the distribution of all of its assets in accordance with the terms of the Liquidating Trust Agreement or June 10, 2019;
- neither the Trustee, the Liquidating Trust, the Company nor any of their affiliates will take any actions to facilitate or encourage any trading in the beneficial interests in the Liquidating Trust or any instrument or interest tied to the value of the beneficial interests in the Liquidating Trust;

- the Trustee will file annual reports containing unaudited financial statements and certain other information on Form 10-K and will file current reports on Form 8-K; and

- the Form 10-K will include as an exhibit a certification in the form set forth in your letter.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only. It does not express any legal conclusion on the question presented.

Sincerely,

Charles Kwon
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 13, 2014

Kenneth A. Hoxsie
WilmerHale LLP
60 State Street
Boston Massachusetts 02109

Re: FSP Galleria North Corp. Liquidating Trust

Dear Mr. Hoxsie:

In regard to your letter of August 12, 2014, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

WILMERHALE

Kenneth A. Hoxsie

+1 617 526 6681 (t)
+1 617 526 5000 (f)
kenneth.hoxsie@wilmerhale.com

August 12, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Request for No-Action Letter on behalf of FSP Galleria North Corp. and FSP Galleria North Corp. Liquidating Trust

Securities Exchange Act of 1934 Sections 12 and 13

Ladies and Gentlemen:

We are counsel to FSP Galleria North Corp., a Delaware corporation (the "Company"), and FSP Galleria North Corp. Liquidating Trust (the "Liquidating Trust"). On behalf of the Company and the Liquidating Trust, we hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that, under the circumstances described herein, it will not recommend that the Securities and Exchange Commission (the "Commission") take any enforcement action if the Liquidating Trust, which was established in connection with completing the liquidation of the Company's assets, does not register or report with respect to the units of beneficial interest in the Liquidating Trust under Sections 12(g) and 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The no-action relief requested herein is in all material respects identical to the no-action relief that the Staff granted on April 1, 2013 to FSP Phoenix Tower Corp., a Delaware corporation ("FSP Phoenix Tower") and FSP Phoenix Tower Corp. Liquidating Trust ("FSP Phoenix Tower Liquidating Trust"). In a letter dated April 1, 2013 (the "FSP Phoenix Tower Letter"), the Staff confirmed that it would not recommend enforcement action to the Commission if (i) FSP Phoenix Tower Liquidating Trust did not register the units of beneficial interest in the Liquidating Trust or (ii) FSP Phoenix Tower Liquidating Trust did not (A) file reports on Form 10-Q, (B) include audited financial statements in its annual reports on Form 10-K, (C) present its financial statements in an interactive format through the use of XBRL or (D) comply with the proxy rules. Because the facts and circumstances described herein with respect to the Company and the Liquidating Trust are virtually identical to those described in the FSP Phoenix Tower Letter, we request that the Staff grant similar no-action relief to the Company and the Liquidating Trust.

BACKGROUND OF THE COMPANY AND THE LIQUIDATING TRUST

The Company was incorporated on September 21, 2004. It was formed to purchase, own, operate, improve and reposition in the marketplace a sixteen story Class "A" office tower, known as Galleria North, containing approximately 379,518 rentable square feet of space located on approximately 4.8 acres of land in Dallas, Texas (the "Property"). The Company, through its subsidiaries, purchased the Property from an unaffiliated third party for $68,500,000 on October 14, 2004. The Company purchased the property through FSP Galleria North Limited Partnership, a Texas limited partnership, of which the Company was the sole limited partner and of which FSP Galleria North LLC, a wholly-owned subsidiary of the Company and a Delaware limited liability corporation, was the sole general partner. The sole business of FSP Galleria North Limited Partnership was to own and operate the property, and the sole business of each of FSP Galleria North LLC and the Company was to hold the equity interests of FSP Galleria North Limited Partnership.

Between December 2004 and August 2005, the Company sold an aggregate of 860 shares of preferred stock in a private placement offering to 828 "accredited investors" within the meaning of Regulation D under the Securities Act of 1933, as amended (the "Securities Act") for an aggregate consideration of approximately $86,000,000 (the "Private Placement"). On June 26, 2006, the Company registered its preferred stock under Section 12(g) of the Exchange Act because it had in excess of 500 holders of record and at least $10 million in assets as of December 31, 2005. The Company has not registered, and is not required to register, any other classes of securities under Section 12 of the Exchange Act, nor are any classes of the Company's securities subject to reporting under Section 15(d) of the Exchange Act. Prior to the Company's dissolution, American Stock Transfer & Trust Company served as the transfer agent for the preferred stock.

Immediately prior to the Company's dissolution on June 20, 2014, there were 860 shares of preferred stock held by 838 holders of record and one share of common stock outstanding. Franklin Street Properties Corp. ("Franklin Street") held the sole share of the Company's common stock.

The Company's preferred and common stock have never been listed or traded on any exchange or trading system or any "pink sheets" or bulletin board listing service, and there has been no public market for, or active trading of, the stock. There have never been any market makers for the Company's stock. Prior to the Company's dissolution, the Company's preferred stock was traded through infrequent privately negotiated sales between Company stockholders and prospective buyers. During 2014, and prior to the Dissolution Date (as defined below), a total of 16 transfers of the Company's preferred stock were effected, as follows:

1. Seven transfers of an aggregate of six shares of preferred stock were effected in privately negotiated sales between new and existing Company stockholders and prospective buyers and sellers.

2. Nine transfers of an aggregate of 7.25 shares were effected in ordinary course transfers (other than sales between existing Company stockholders and prospective buyers and sellers), including transfers by operation of law (i.e., deaths and divorces) and estate planning.

Prior to its dissolution, the Company operated in a manner intended to qualify as a real estate investment trust, or REIT, for United States federal income tax purposes.

On April 22, 2014, the board of directors of the Company approved (i) the sale of the Property, comprising a sale of substantially all assets under the General Corporation Law of the State of Delaware (the "DGCL"), to an unaffiliated third-party buyer for a gross sales price in the aggregate of no less than $86,000,000 (the "Sale") and (ii) the subsequent dissolution of the Company and the adoption of a plan of complete dissolution and liquidation (the "Plan of Dissolution"). On May 16, 2014, the Company mailed a Proxy Statement (the "Proxy Statement") to its stockholders seeking advance stockholder approval of the Sale and the subsequent dissolution of the Company and adoption of the Plan of Dissolution, as required by the DGCL. On June 2, 2014, the Company received the required vote of the stockholders under the DGCL approving the Sale and the subsequent dissolution of the Company and adoption of the Plan of Dissolution.

On May 21, 2014, the Company, through a wholly-owned subsidiary, entered into an agreement with IPERS Galleria North Tower I, Inc. (the "Buyer"), an unaffiliated third-party, for the sale of the Property for a gross sales price of $86,000,000 (the "Purchase and Sale Agreement").

On June 10, 2014, in anticipation of the sale of the Property and the subsequent dissolution of the Company, and pursuant to the Plan of Dissolution, the board of directors of the Company determined that it would be in the best interests of the Company and its stockholders to complete the liquidation of the Company following the sale of the Property by assigning and transferring to the Liquidating Trust all of the Company's assets, including certain cash and other reserves set aside for the costs and expenses of the Company in liquidation, as well as any other existing or contingent liabilities or obligations of the Company. In furtherance thereof, the Liquidating Trust was formed on such date pursuant to a liquidating trust agreement (the "Liquidating Trust Agreement") and in accordance therewith FSP Property Management LLC was appointed trustee of the Liquidating Trust (the "Trustee").

On June 11, 2014, in anticipation of the sale of the Property and the subsequent dissolution of the Company, and in order to preserve its qualification as a REIT for United States federal income tax purposes, Franklin Street assigned its sole share of common stock of the Company to a wholly-owned subsidiary of Franklin Street.

On June 19, 2014, the Company, through its subsidiaries, consummated the sale of the Property to the Buyer for a $86,000,000 gross sale price.

On June 20, 2014 (the "Dissolution Date"), the Company filed its Certificate of Dissolution with the Secretary of State of the State of Delaware, which became effective on that date, and transferred all of its assets, claims, obligations and liabilities to the Liquidating Trust. The assets and liabilities transferred by the Company to the Liquidating Trust consisted of approximately $70,060,572 of cash and cash equivalents, the rights to receive up to $860,000 in escrow proceeds in accordance with the terms of the Purchase and Sale Agreement and related documents, $279,787 of receivables, and liabilities of the Company that included $477,573, primarily consisting of accounts payable and accrued expenses, taxes and professional fees. On the Dissolution Date, in accordance with the Plan of Dissolution and the Liquidating Trust Agreement, the Company's stock records were closed, all of the outstanding shares of the Company's preferred and common stock were cancelled, and each stockholder of the Company automatically became the holder of beneficial interests in the Liquidating Trust equal to their respective interests in the proceeds of the liquidation of the Company prior to the dissolution. The stockholders were not required to take any action to receive the beneficial interests in the Liquidating Trust. The beneficial interests in the Liquidating Trust are not transferable, except by will, intestate succession or by operation of law, nor does a beneficiary of the Liquidating Trust have authority or power to sell or in any other manner dispose of any such beneficial interests. Any beneficial interests in the Liquidating Trust transferred by will, intestate succession or operation of law will thereafter be subject to such transfer restrictions. Units of beneficial interest in the Liquidating Trust are not listed on any exchange or quoted on any quotation system, nor are they represented by certificates. As of the Dissolution Date, there were 838 holders of beneficial interests in the Liquidating Trust.

Although the Company's dissolution became effective upon the filing of the Certificate of Dissolution with the Secretary of State of the State of Delaware, Section 278 of the DGCL provides that the Company's existence continues for at least three years after dissolution for limited purposes. Specifically, the Company will continue to exist for the purpose of prosecuting and defending suits, whether civil, criminal or administrative, by or against it, and enabling the Company gradually to settle and close its business, to dispose of and convey its property, to discharge its liabilities and to distribute to its stockholders any remaining assets, but not for the purpose of continuing the business for which the Company was organized.

On the Dissolution Date, FSP Galleria North LLC filed a certificate of cancellation with the Secretary of State of the State of Delaware, which became effective upon filing.

On the Dissolution Date, following the dissolution of the Company, the Trustee authorized, pursuant to the Liquidating Trust Agreement, an initial liquidating distribution of a total of $68,800,000 to the beneficiaries of the Liquidating Trust, which amount was to be apportioned pro rata according to the beneficiaries' respective interest in the Liquidating Trust as of the Dissolution Date (the "Initial Liquidating Distribution"). The Initial Liquidating Distribution was effected on July 3, 2014. After giving effect to the Initial Liquidating Distribution, as of July 3, 2014, the Liquidating Trust retained approximately $2,277,398 in assets, comprised of $1,144,700 in cash and cash equivalents, the rights to receive up to $860,000 in escrow proceeds in accordance with the terms of the Purchase and Sale Agreement and related documents, and $272,698 in tenant receivables, in order to wind up the Company's affairs, resolve any claims and discharge any liabilities of the Company during the Company's continued existence after dissolution under the DGCL as described above. As of July 3, 2014, the known liabilities of the Company were estimated to be approximately $356,318, primarily consisting of accounts payable and accrued expenses, taxes and professional fees.

On July 3, 2014, the Liquidating Trust effected the conveyance of the Initial Liquidating Distribution to the beneficiaries of the Liquidating Trust, comprising $80,000 per share of preferred stock outstanding as of the Dissolution Date.

On July 3, 2014, the Company filed a Form 15 pursuant to Rule 12g-4(a)(1) to terminate the registration of the preferred stock under the Exchange Act and to cease filing periodic reports with respect thereto. The Company determined that it was eligible to rely on this rule because the Company no longer had any record holders of its preferred stock. Prior to the date of the filing of the Form 15, the Company was current and timely in its reporting obligations under the Exchange Act. Since the date of the filing of the Form 15, the Liquidating Trust has been current and timely in its reporting obligations under the Exchange Act.

Between the Dissolution Date and July 11, 2014, other than the Initial Liquidating Distribution, the Liquidating Trust collected approximately $7,760 of tenant receivables, paid approximately $73,017 of accounts payable and accrued liabilities, and incurred expenses of approximately $1,700.

FSP Galleria North Limited Partnership expects to file its final franchise tax returns in Texas in September 2014, and upon receiving a tax clearance letter from the Texas Comptroller of Public Accounts confirming that all franchise taxes have been paid, FSP Galleria North Limited Partnership will file a Certificate of Termination with the Secretary of State of the State of Texas.

Terms of the Liquidating Trust

The sole purpose of the Liquidating Trust is to collect all outstanding assets of the Company and to liquidate the Liquidating Trust's corpus and discharge the liabilities transferred to it with no objective to continue or engage in the conduct of any trade or business. Under the terms of the Liquidating Trust Agreement, the Trustee is authorized and empowered to take only such action as is necessary or advisable to preserve the Trust corpus pending its distribution to the owners of the beneficial interests of the Liquidating Trust, and has no power or authority to enter into or engage in the conduct of any trade or business in respect of the Liquidating Trust corpus. For example, the Trustee is authorized and empowered to settle, prosecute and defend all suits and proceedings including, without limitation, all claims and causes of actions which could be brought by or on behalf of the Company, and prosecute or defend all actions against or appeals on behalf of the Company. The Trustee has not brought any claims or causes of actions on behalf of the Company, nor has it prosecuted or defended any actions against or appeals on behalf of the Company. The Liquidating Trust has not engaged, and will not engage in the conduct of a trade or business, and does not require active management. As a result, the Liquidating Trust conducts no active business other than for the purpose of winding up its affairs. Under the terms of the Liquidating Trust Agreement, the Trustee is required to keep an accounting of receipts and distributions of the Liquidating Trust.

Under the terms of the Liquidating Trust Agreement, the beneficial interests in the Liquidating Trust are not transferable, except by will, intestate succession or operation of law. Beneficiaries of the Liquidating Trust do not have the authority or power to sell or in any other manner dispose of any such beneficial interests, except by will, intestate succession or operation of law. Any beneficial interests in the Liquidating Trust transferred by will, intestate succession or operation of law will thereafter be subject to such transfer restrictions. Units of beneficial interest in the Liquidating Trust are not listed on any exchange or quoted on any quotation system, nor are they represented by certificates. Rather, the Trustee, through its transfer agent American Stock Transfer & Trust Company, is maintaining a record of the name and address of each beneficiary and such beneficiary's aggregate units of beneficial interest in the Liquidating Trust. As of July 11, 2014, there were 838 holders of beneficial interests in the Liquidating Trust.

Under the terms of the Liquidating Trust Agreement, neither the Trustee, the Liquidating Trust, the Company nor any of their respective affiliates will take any actions to facilitate or encourage any trading in the beneficial interests in the Liquidating Trust or in any instrument or interest tied to the value of the beneficial interests of the Liquidating Trust.

Under the terms of the Liquidating Trust Agreement, the existence of the Liquidating Trust will terminate upon the earlier of (1) the distribution of all such Liquidating Trust's assets in accordance with the terms of its Liquidating Trust Agreement, or (2) June 10, 2017, the expiration of a period of three years from the effective date of the Liquidating Trust. The existence of the Liquidating Trust may, however, be extended for up to two additional one-year periods in the Trustee's reasonable discretion. Accordingly, the existence of the Liquidating Trust may be extended until June 10, 2019, at the latest.

Under the terms of the Liquidating Trust Agreement, the Trustee is required to issue annual reports to the beneficiaries showing the assets and liabilities of such Liquidating Trust at the end of each year and the receipts and disbursements of the Trustee with respect to such Liquidating Trust for each year. The annual reports will also describe the changes in the Liquidating Trust's assets and liabilities during the reporting period and any action taken by the Trustee in the performance of its duties that it has not previously reported, and which, in its opinion, materially affects the Liquidating Trust's assets and liabilities. The financial statements contained in such reports will be prepared in accordance with generally accepted accounting principles; however, it is not contemplated that the financial statements will be audited by an independent registered public accounting firm. The annual reports furnished to the beneficiaries will be filed with the Commission under cover of Form 10-K using the Company's existing Commission file number. The Trustee will sign and file a certification with respect to the annual reports in the form attached hereto as Exhibit A.

In this regard, the attached certification has been modified from the certification provided in Item 601 of Regulation S-K in the following respects:

- **Signatures:** Because the Liquidating Trust does not have a principal executive officer or principal financial officer, the signature requirements for the certifications are met by the Trustee and all references in the certifications are solely to the Trustee.

- **Board and Audit Committee:** The Liquidating Trust does not have a board of directors or an audit committee and therefore all references to the board of directors have been deleted.

- **Statement of Operations:** The financial statements of the Liquidating Trust are provided on a liquidation basis and therefore do not include a statement of operations; all references to the results of operations have been deleted and replaced by references to changes in financial condition.

- **Internal Controls:** The references in Section 4 of the certification to internal controls over financial reporting and the design of such internal controls are included in certifications accompanying annual reports.

The Trustee will file with the Commission current reports under cover of Form 8-K using the Commission file number for the Company whenever an event with respect to the Liquidating Trust occurs that would require the filing of Form 8-K by a company registered under the Exchange Act or whenever a material event relating to such Liquidating Trust's assets or liabilities has occurred, and a copy of each such report will be sent to all holders of beneficial interests in the Liquidating Trust. It is not presently contemplated that the Trustee will provide beneficiaries with quarterly reports and, therefore, no quarterly reports will be filed under cover of Form 10-Q for the Liquidating Trust.

Assets and Liabilities

As of July 11, 2014, the Liquidating Trust retained approximately $2,325,643 in assets, comprised of $1,193,616 in cash and cash equivalents, the rights to receive up to $860,000 in escrow proceeds in accordance with the terms of the Purchase and Sale Agreement and related documents, and $272,027 in tenant receivables, in order to wind up the Company's affairs, resolve any claims and discharge any liabilities of the Company during the Company's continued existence after dissolution under the DGCL as described above. As of July 4, 2014, the known liabilities of the Company were estimated to be approximately $404,556, primarily consisting of accounts payable and accrued expenses, taxes and professional fees.

ANALYSIS

As in the FSP Phoenix Tower Letter and as described below, the Staff has consistently agreed to grant relief from the Section 13(a) and 15(d) reporting requirements for quarterly reports on Form 10-Q and with respect to the inclusion of audited financial statements in annual reports on Form 10-K to registrants who have substantially curtailed their operations upon a showing that not filing quarterly reports or including audited financial statements in annual reports would not significantly alter the total information available to investors and that filing quarterly reports and including audited annual financial statements in annual reports would present an unnecessary burden or expense. See Exchange Act Release No. 9660 (June 30, 1972) (Release 34-9660) and the following no-action letters: the FSP Phoenix Tower Letter; Behringer Harvard Mid-Term Value Enhancement Liquidating Trust (March 31, 2011); REMEC Liquidating Trust (March 28, 2011), G REIT, Inc. and G REIT Liquidating Trust (August 4, 2010); ICON Cash Flow Partners L.P. Seven and ICON Cash Flow Partners L.P. Seven Liquidating Trust (Aug. 14, 2007); T REIT, Inc. and T REIT Liquidating Trust (Aug. 9, 2007); FORE Holdings LLC and FORE Holdings Liquidating Trust (December 1, 2005); Shelbourne Properties et al. (Apr. 29, 2004); Wilmington Trust Company, as Trustee, and AFG Investment Liquidating Trusts (June 18, 2003); PLM Equipment Growth Fund III Liquidating Trust (June 9, 2003); Wilmington Trust Company et al. (Feb. 26, 2003); and Burnham Pacific Properties, Inc. and BPP Liquidating Trust (June 21, 2002).

The Liquidating Trust will operate exclusively to liquidate its remaining assets, pay its expenses and liabilities and distribute cash to the holders of its beneficial interests. It will not operate in any capacity to acquire additional investments. Units of beneficial interest in the Liquidating Trust will not be listed on any exchange and will not be actively traded.

It is our opinion that the Liquidating Trust will not be an issuer of "equity securities" within the meaning of Section 12 of the Exchange Act. The Liquidating Trust will operate solely for the purpose of liquidating and distributing the cash and the cash proceeds from the liquidation of the assets transferred to it, and will terminate upon the complete distribution of the trust corpus or the expiration of a period of three years from the effective date of the Liquidating

Trust. Except as may be necessary to complete the liquidation of the assets held in trust, the Liquidating Trust will not engage or continue in the conduct of any trade or business. No certificates will be issued to represent the beneficial interests in the Liquidating Trust and the beneficial interests will not be transferable, except by will, intestate succession or by operation of law. Any beneficial interests in the Liquidating Trust transferred by will, intestate succession or operation of law will thereafter be subject to such transfer restrictions. Due to the restriction on transfer, there is no market for the beneficial interests in the Liquidating Trust and, consequently, no need for the general public to have the type of information about the Liquidating Trust required by Section 13 of the Exchange Act. Nevertheless, beneficiaries of the Liquidating Trust will continue to receive periodic reports under cover of Forms 10-K and 8-K. In addition, a person performing similar functions to a principal financial officer of the Trustee will sign and file a certification in his individual capacity with respect to the annual reports in the form attached hereto as Exhibit A. In similar circumstances, such as the FSP Phoenix Tower Letter, the Staff has consistently stated that it would not recommend any enforcement action in the absence of registration of beneficial interests in a liquidating trust. See, e.g., the FSP Phoenix Tower Letter; Behringer Harvard Mid-Term Value Enhancement Liquidating Trust, *supra*; REMEC Liquidating Trust, *supra*; G REIT, Inc. and G REIT Liquidating Trust, *supra*; ICON Cash Flow Partners L.P. Seven and ICON Cash Flow Partners L.P. Seven Liquidating Trust, *supra*; T REIT, Inc. and T REIT Liquidating Trust, *supra*; FORE Holdings LLC and FORE Holdings Liquidating Trust, *supra*; Shelbourne Properties et al., *supra*; Wilmington Trust Company, as Trustee, and AFG Investment Liquidating Trusts, *supra*; PLM Equipment Growth Fund III Liquidating Trust, *supra*; Wilmington Trust Company et al., *supra*; and Burnham Pacific Properties, Inc. and BPP Liquidating Trust, *supra*.

In addition, compliance with the reporting obligations of the Exchange Act and the proxy rules would place an unreasonable financial and administrative burden on the Liquidating Trust and significantly reduce the amount of distributions to holders of beneficial interests. The cost of auditing annual financial statements, preparing the financial statements in XBRL interactive data format and preparing and filing quarterly reports would further decrease the proceeds available for distribution. The Liquidating Trust has estimated that the continuing expense associated with preparing and filing its annual reports (with audited financial statements) and quarterly reports, including fees for independent auditors, outside legal counsel and printing and electronic filing costs, would exceed $365,000 through the anticipated completion of the dissolution in June 2017. Further, holders of beneficial interests will receive annual statements from the Trustee and will be provided with other annual and current reports as deemed necessary by the Trustee, filed on Form 10-K or 8-K, as appropriate. Annual reports will contain information for a company in a non-operating, liquidation mode prepared in accordance with generally accepted accounting principles. As discussed above, a person performing similar functions to a principal financial officer of the Trustee will sign and file a certification in his individual capacity with respect to the annual reports in the form attached hereto as Exhibit A.

Therefore, because (i) there will be no market, public or private, for beneficial interests in the Liquidating Trust, (ii) the Trustee will keep beneficiaries of the Liquidating Trust informed of pertinent fiscal developments through timely filings of annual reports and current reports under cover of Forms 10-K (with the modified certifications described above) and 8-K, respectively, and (iii) the reporting obligations under the Exchange Act would place an unreasonable financial burden on the Liquidating Trust, it is our opinion that the registration of the beneficial interests in the Liquidating Trust is not required under 12(g) and there is no need for the Liquidating Trust to (a) file quarterly reports on Form 10-Q, (b) include audited financial statements in its annual reports on Form 10-K, (c) present its financial statements in an interactive format through the use of XBRL or (d) comply with the proxy rules.

As such, the Company believes that the foregoing meets the criteria established in Release 34-9660 (June 30, 1972), which sets forth the Commission's position that relief from the reporting requirements may be granted where issuers can demonstrate that such relief is consistent with the protection of investors and that it would be difficult for the reporting company to comply with such requirements. Based on the foregoing, we respectfully request the Staff to confirm that it will not recommend any enforcement action to the Commission if the Liquidating Trust does not register under the Exchange Act and complies with the reporting requirements thereunder in the manner proposed above.

Sincerely,

Kenneth A. Hoxsie

cc: George J. Carter
Scott H. Carter, Esq.

EXHIBIT A

Certification

I, John G. Demeritt, certify that:

1. I have reviewed this annual report on Form 10-K of the FSP Galleria North Corp. Liquidating Trust (the "Liquidating Trust");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the net assets and changes in net assets under the liquidation basis of accounting of the Liquidating Trust as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Liquidating Trust and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Liquidating Trust, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the Liquidating Trust's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the Liquidating Trust's internal control over financial reporting that occurred during the Liquidating Trust's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Liquidating Trust's internal control over financial reporting; and

5. This report discloses, based on my most recent evaluation of internal control over financial reporting:

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Liquidating Trust's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Liquidating Trust's internal control over financial reporting.

Date: ____________________

By: ____________________

John G. Demeritt

Executive Vice President and Chief Financial Officer
FSP PROPERTY MANAGEMENT LLC
Trustee of FSP Galleria North Corp. Liquidating Trust